Exhibit 12

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(DOLLARS IN MILLIONS)

	Year Ended December 31,

	2012		2013		2014		2015		2016
Earnings
Income (loss) from continuing operations before provision for income taxes	$522		$346		$342		$411		$(1,715)
Income from equity investees	(42)		(43)		(48)		(63)		(43)
Distributed income from equity investees	32		59		29		64		40
Interest and amortization of deferred finance costs	621		613		972		973		962
Amortization of capitalized interest	4		4		4		5		9
Implicit rental interest expense	66		70		108		114		112

Total earnings	$1,203		$1,049		$1,407		$1,504		$(635)

Fixed Charges
Interest and amortization of deferred finance costs	$621		$613		$972		$973		$962
Capitalized interest	24		10		10		16		9
Implicit rental interest expense	66		70		108		114		112

Total fixed charges	$711		$693		$1,090		$1,103		$1,083

Ratio of earnings to fixed charges	1.69	x	1.51	x	1.29	x	1.36	x	*

* - For the year ended December 31, 2016, earnings were insufficient to cover fixed charges by approximately $1.7 billion.